Exhibit 99.1

Titan Medical to Present and Exhibit at the Society of Robotic Surgery 2019 Annual Meeting

TORONTO--(BUSINESS WIRE)--June 13, 2019--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (“MIS”), announces that David McNally, President and CEO of Titan Medical, will present in the plenary session titled “Innovations in Robotic Technologies, What The Future Holds In Store” on Thursday, June 20 at the Society of Robotic Surgery 2019 Annual Meeting in Orlando. This industry-focused plenary session will feature executives from companies recognized for current and promising technology platforms in robotic surgery.

Additionally, Mr. McNally will be participating among faculty in the “Investing in Robotic Surgical Innovation” plenary session on Saturday, June 22. This unique session will bring together healthcare experts along with industry leaders and members of the investment community to discuss the current landscape, future innovations, and to evaluate the impact and value of robotic surgery. Titan’s Vice President of Marketing, Sachin Sankholkar will participate in the panel session addressing “Challenges of Building New Robots, Understanding the Technological Challenges” on Friday, June 21. Titan Medical will be present and showcase its new technology video at its booth in the Exhibit Hall throughout the meeting.

Mr. McNally, said, “We are pleased to exhibit and honored to participate as industry faculty at the Society of Robotic Surgery 2019 Annual Meeting, where we will be among clinical and industry experts in the field of robotic surgery. The SRS Annual Meeting continues to be an exceptional venue for Titan to present and be recognized among robotic surgery innovators. We look forward to sharing our vision and commitment to advancing robotic surgery during our participation at this year’s meeting.”

The Society of Robotic Surgery 2019 Annual Meeting is designed to be the most comprehensive robotic surgery symposium, featuring internationally renowned faculty who are dedicated experts in their fields of study.

About Titan Medical Inc.

Titan Medical Inc. is focused on computer-assisted robotic surgical technologies for application in MIS. The Company is developing a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue gynecologic surgical indications for use of its single-port robotic surgical system.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 29, 2019 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

CONTACT:
LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com